SCHEDULE 13D

CUSIP No. 7171EP101	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

PHARMACOPEIA, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.01 par value

____________________________________________________________________________________

(Title of Class of Securities)

7171EP101

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2008

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 7171EP101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 7171EP101	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 7171EP101	Page 4 of 5 Pages

Item 1.	Security and Issuer

This amendment No. 5 to the Statement on Schedule 13D heretofore filed on December 10, 2007 is filed with respect to the common stock, $0.01 par value (“Common Stock”), of Pharmacopeia, Inc. (the “Company”). The address of the Company is PO Box 5350, Princeton, New Jersey 08543-5350. This statement is being filed on behalf of Josiah T. Austin (“Austin”), a U.S. citizen, and El Coronado Holdings, LLC (“ECH”) an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively the “Reporting Persons”) to reflect the following amendments to Item 5.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock.

(b)        As of the date hereof, no Reporting Person has the sole or shared power to vote or to dispose or direct the disposition of any shares of Common Stock.

(c)        No transactions in the Company’s Common Stock have been effected by the Reporting Persons since November 3, 2008 except the following transactions. On December 23, 2008, the Company’s stockholders approved an Agreement and Plan of Merger, dated as of September 24, 2008 (the “Merger Agreement”), by and among the Company, Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), Margaux Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ligand (“Margaux”), and Latour Acquisition, LLC, a Delaware corporation and wholly-owned subsidiary of Ligand (“Latour”), and the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, on December 23, 2008, Margaux was merged with and into the Company (“Merger 1”), immediately followed by the merger of the Company, the surviving corporation of Merger 1, with and into Latour (“Merger 2”), with Latour continuing after Merger 2 as the surviving entity. At the effective time of Merger 1, each share of the Company’s Common Stock was cancelled and converted into the right to receive (i) 0.5985 shares of common stock, par value $0.001 per share, of Ligand, and (ii) $0.31 in cash, without interest and less any required withholding taxes. As a result of these transactions, the 4,109,964 shares of Common Stock beneficially owned by Austin and the 4,070,164 shares of Common Stock beneficially owned by ECH were cancelled and converted into the right to receive shares of Ligand and cash, as described above.

(d)        No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)        The Reporting Persons ceased to be the beneficial owners of any shares of Common Stock on December 23, 2008.

SCHEDULE 13D

CUSIP No. 7171EP101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 2, 2008	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH